Exhibit 99.2

Management’s discussion and analysis of financial condition and results of operations

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited selected consolidated financial information for the three and nine month periods ended September 30, 2013 and 2014. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements and unaudited condensed consolidated interim financial statements, and the notes thereto, which appear in our prospectus (our “Final Prospectus”) relating to our Registration Statement on Form F-1, as amended (Registration No. 333-195687), filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the U.S. Securities Act of 1933, as amended.

Unless otherwise indicated or the context otherwise requires, all references to “Markit” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to Markit Group Holdings Limited and its subsidiaries prior to the completion of our corporate reorganisation in connection with our initial public offering, and Markit Ltd. and its subsidiaries as of the completion of our corporate reorganisation and thereafter. See “Corporate Reorganisation.”

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We maintain our books and records in U.S. dollars. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussions and analysis are in U.S. dollars.

This discussion and analysis also includes forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by the forward-looking statements. Some of these factors include those identified in the section entitled “Cautionary Statement Regarding Forward-Looking Statements”. We also recommend that you read the section entitled “Risk Factors” in our Final Prospectus.

This discussion and analysis is dated as of November 12, 2014.

Business overview

Markit is a leading global diversified provider of financial information services. Our offerings enhance transparency, reduce risk and improve operational efficiency in the financial markets. Since we launched our business in 2003, we have become deeply embedded in the systems and workflows of many of our customers and continue to become increasingly important to our customers’ operations. We leverage leading technologies and our industry expertise to create innovative products and services across multiple asset classes. We provide pricing and reference data, indices, valuation and trading services, trade processing, enterprise software and managed services. Our end-users include front and back office professionals, such as traders, portfolio managers, risk managers, research professionals, technology companies and other capital markets participants, as well as operations, compliance and enterprise data managers. We are highly responsive to evolving industry needs and work closely with market participants to develop new products and services. We have over 3,000 institutional customers globally, including banks, hedge funds, asset managers, accounting firms, regulators, corporations, exchanges and central banks. As of September 30, 2014, we had 23 offices in 10 countries.

Our principal executive offices are located at 4th Floor, Ropemaker Place, 25 Ropemaker Street, London, England EC2Y 9LY. Our telephone number at this address is +44 20 7260 2000. We maintain a registered office in Bermuda at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The telephone number of our registered office is +1 441 295 5950.

Corporate reorganisation

Markit Ltd. is a Bermuda exempted company formed on January 16, 2014 for the purposes of our initial public offering to become a holding company for Markit Group Holdings Limited, our former holding company.

In connection with the completion of our initial public offering on June 24, 2014, we completed a corporate reorganisation and reclassification of our shares whereby:

–	pursuant to a scheme of arrangement under Part 26 of the English Companies Act 2006 approved by the High Court of Justice of England and Wales and by our shareholders, shares in Markit Group Holdings Limited were cancelled and extinguished and Markit Group Holdings Limited became a wholly and directly owned subsidiary of Markit Ltd., with shareholders of Markit Group Holdings Limited becoming shareholders of Markit Ltd.;

–	all our voting and non-voting common shares were reclassified into a single class of common shares with the same economic and voting rights;

–	a 10-for-1 share split of our common shares was effected; and

–	our current bye-laws were adopted.

We refer to this reorganisation and reclassification of our shares as our “corporate reorganisation.”

Recent developments

On October 9, 2014 we closed Credit Centre, our OTC derivative pre trade credit checking platform within our Processing segment. Credit Centre was designed to handle hundreds of thousands of orders per second in an electronic trading environment; however the market has not evolved to that level of trade frequency.

On July 1, 2014 we completed the acquisition of a majority shareholding in Compliance Technologies International LLP (“CTI”). Software from CTI automates the certification of tax domicile, validation of withholding tax status and calculation of withholding tax to help firms streamline compliance with anti-money laundering and know-your-customer regulations. The transaction was completed on July 1, 2014.

On July 1, 2014 we completed the sale of Markit Trade Reporting (“BOAT”) to Cinnober Financial Technology. BOAT is a MiFID-compliant trade reporting platform that enables multilateral trading facilities and investment firms to meet their pre- and post-trade transparency obligations for off-exchange cash equity trades. BOAT was included in our Information segment until the point of sale.

On June 24, 2014 we completed our initial public offering of common shares pursuant to a Registration Statement on Form F-1, as amended (Registration No. 333-195687) that was declared effective on June 18, 2014, and our corporate reorganisation pursuant to a scheme of arrangement under Part 26 of the English Companies Act 2006 that was approved by the High

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Court of Justice of England and Wales on June 17, 2014. Under the registration statement, we registered the offering and sale by certain selling shareholders of an aggregate of 61,493,206 common shares. All of the common shares registered under the registration statement, which included 8,020,853 common shares sold pursuant to an over-allotment option granted to the underwriters, were sold by the selling shareholders at a price to the public of $24.00 per share. We did not receive any proceeds from the sale of common shares in the offering. The offering expenses, not including the underwriting discounts and commissions, are estimated at $12.1 million and are payable by us. The offering expenses include SEC registration fees, FINRA filing fees, Nasdaq listing fees and expenses, legal fees and expenses, printing expenses, transfer agent fees and expenses, accounting fees and expenses as well as other miscellaneous fees and expenses. Our common shares are listed on the NASDAQ Global Select Market under the symbol “MRKT.”

On May 22, 2014 we announced the launch of Markit I Genpact KYC Services, a joint venture with Genpact. Designed in partnership with four leading global financial institutions, the service standardises and centralises the collection and management of know-your-customer data for financial institutions in order to streamline client onboarding.

Our operating segments

We organise our business in three segments: Information, Processing and Solutions.

Information segment

Our Information segment, which represented 45.8% of our revenue in the nine months ended September 30, 2014, provides enriched content comprising pricing and reference data, indices and valuation and trading services across multiple asset classes and geographies through both direct and third-party distribution channels. Our Information segment products and services are used for independent valuations, research, trading, and liquidity and risk assessments. These products and services help our customers price instruments, comply with relevant regulatory reporting and risk management requirements, and analyse financial markets.

Processing segment

Our Processing segment, which represented 27.2% of our revenue in the nine months ended September 30, 2014, offers trade processing solutions globally for over-the-counter (“OTC”) derivatives, foreign exchange (“FX”) and syndicated loans. Our trade processing services enable buy-side and sell-side firms to confirm transactions rapidly, which increases efficiency by optimising post-trade workflow, thereby reducing risk, complying with reporting regulations and improving connectivity. We believe we are the largest provider of end-to-end multi-asset OTC derivatives trade processing services.

Solutions segment

Our Solutions segment, which represented 27.0% of our revenue in the nine months ended September 30, 2014, provides configurable enterprise software platforms, managed services and hosted custom web and mobile solutions. Our offerings, which are targeted at a broad range of financial services industry participants, help our customers capture, organise, process, display and analyse information, manage risk and meet regulatory requirements.

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Revenue by type

Revenue by type is how we classify the revenue recognised from the sale of our products and services into three groups as defined below:

–	Recurring fixed revenue – Revenue generated from contracts specifying a fixed fee for services delivered over the life of the contract. The fixed fee is typically paid annually, semiannually or quarterly in advance. These contracts are typically subscription contracts where the revenue is recognised across the life of the contract. The initial term of these contracts can range from one to five years and usually includes auto-renewal clauses.

–	Recurring variable revenue – Revenue derived from contracts that specify a fee for services which is typically not fixed. The variable fee is typically paid monthly in arrears. Recurring variable revenue is based on, among other factors, the number of trades processed, assets under management or the number of positions we value. Many of these contracts do not have a maturity date while the remainder have an initial term ranging from one to five years.

–	Non-recurring revenue – Revenue that relates to certain software license sales and the associated consulting revenue.

Key performance indicators

We believe that revenue growth, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Earnings are key measures to assess our financial performance. These measures demonstrate our ability to grow while maintaining profitability and generating strong positive cash flows over time.

Adjusted EBITDA and Adjusted Earnings are not measures defined by IFRS. The most directly comparable IFRS measure is our profit from continuing operations for the relevant period. These measures are not necessarily comparable to similarly referenced measures used by other companies. As a result, investors should not consider these performance measures in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS.

Revenue growth

We view period-over-period revenue growth as a key measure of our financial success. We measure revenue growth in terms of organic revenue growth, acquisition related revenue growth and foreign currency impact on revenue growth.

We define these components as follows:

–	Organic – Revenue growth from continuing operations from factors other than acquisitions and foreign currency fluctuations. We derive organic revenue growth from the development of new products and services, increased penetration of existing products and services to new and existing customers, price changes for our products and services and market driven factors such as increased trading volumes or changes in customer assets under management.

–	Acquisition related – Revenue growth from acquired businesses through the end of the fiscal year following the fiscal year in which the acquisition was completed. This growth results from our strategy of making targeted acquisitions that facilitate growth by complementing our existing products and services and addressing market opportunities.

–	Foreign currency – The impact on revenue growth resulting from the difference between current revenue at current exchange rates and current revenue at the corresponding prior period exchange rates.

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–	Constant currency – Total revenue growth, excluding the impact of exchange rate movements from the prior period to the current period. This is equal to the combination of organic and acquisition related revenue growth, as described above.

Adjusted EBITDA and Adjusted EBITDA margin

We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain items which have less bearing on our core operating performance. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as profit for the period from continuing operations before income taxes, net finance costs, depreciation and amortisation on fixed assets and intangible assets (including acquisition related intangible assets), acquisition related items, exceptional items, share based compensation and related items, net other gains or losses and excluding Adjusted EBITDA attributable to non-controlling interests.

Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenue, excluding revenue attributable to non-controlling interests.

Adjusted Earnings

We believe Adjusted Earnings, as defined below, is useful to investors and is used by our management for measuring profitability because it represents a group measure of performance which excludes the impact of certain non-cash charges and other charges not associated with the underlying operating performance of the business, while including the effect of items that we believe affect shareholder value and in-year return, such as income tax expense and net finance costs. Adjusted Earnings measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted Earnings-related performance measure when reporting their results.

Adjusted Earnings is defined as profit for the period from continuing operations before amortisation of acquired intangibles, acquisition related items, exceptional items, share based compensation and related items, net other gains or losses and unwind of discount, less the tax effect of these adjustments and excluding Adjusted Earnings attributable to non-controlling interests.

We recommend that you refer to the section of this discussion and analysis entitled “Reconciliation to non-IFRS financial measures” for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow, and for reconciliations of these non-IFRS financial measures to the most directly comparable IFRS financial measures.

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Results of operations

Results of operations for the three months ended September 30, 2014 and September 30, 2013

The following table summarises our results of operations for the three months ended September 30, 2014 and September 30, 2013:

	For the three months ended September 30,
($ in millions, except per share amounts, number of shares and percentages)	2014	2013
Revenue	269.7	238.4
Operating expenses	(142.6)	(127.7)
Exceptional items	(9.4)	(14.3)
Acquisition related items	16.0	(0.1)
Amortisation – acquisition related	(15.0)	(12.6)
Depreciation and amortisation – other	(25.1)	(21.9)
Share based compensation and related items	(0.7)	(2.0)
Other gains / (losses) – net	2.4	(6.2)
Operating profit	95.3	53.6
Finance costs – net	(4.5)	(4.7)
Profit before income tax	90.8	48.9
Income tax expense	(11.6)	(16.5)
Profit after income tax	79.2	32.4
Earnings per share, basic	0.45	0.18
Earnings per share, diluted	0.43	0.18
Weighted average number of shares used to compute earnings per share, basic	179,964,373	175,328,380
Weighted average number of shares used to compute earnings per share, diluted	187,893,323	176,547,638
Other financial data (1):
Adjusted EBITDA	126.8	110.7
Adjusted EBITDA margin	47.3%	46.4%
Adjusted Earnings	68.7	64.7
Adjusted earnings per share, diluted (2)	0.37	0.37

(1)	See “Reconciliation to non-IFRS Financial Measures” for definitions and descriptions of Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Earnings and for reconciliations of Adjusted EBITDA and Adjusted Earnings to profit for the period from continuing operations.

(2)	Adjusted earnings per share, diluted is defined as Adjusted Earnings divided by the weighted average number of shares used to compute earnings per share, diluted.

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Revenue

Revenue increased by $31.3 million, or 13.1%, to $269.7 million for the three months ended September 30, 2014, from $238.4 million for the three months ended September 30, 2013. On a constant currency basis, our revenue growth was 11.1%, or $26.4 million, for the three months ended September 30, 2014 as compared to the three months ended September 30, 2013.

Organic revenue growth accounted for $19.3 million, or 8.1% of the 13.1% increase. This was driven by new business wins across our Solutions and Information segments, and increased volumes in our Processing segment during the third quarter of 2014.

Acquisitions contributed $7.1 million to revenue growth, or 3.0% of the 13.1% increase in revenue, largely associated with the acquisitions in our Solutions segment of thinkFolio and CTI which were acquired in January 2014 and July 2014 respectively.

We experienced a favourable movement in exchange rates period-over-period, which increased our revenue growth by $4.9 million, or 2.0% of the 13.1% increase in revenue. Our revenue currency exposure for the three months ended September 30, 2014 was 69.2% in US dollars, 26.8% in Pounds Sterling, and 4.0% in other currencies.

Recurring fixed revenue as a percentage of total revenue increased from 50.8% for the three months ended September 30, 2013, to 53.6% for the three months ended September 30, 2014, and increased from $121.1 million for the three months ended September 30, 2013 to $144.6 million for the three months ended September 30, 2014. This is primarily due to new business wins in our Information and Solutions segments, a result of a number of existing customers moving from variable-revenue contracts to fixed-revenue contracts in the Information Valuation and Trading Services sub-division, and the acquisition of thinkFolio in our Solutions Enterprise Software sub-division.

Recurring variable revenue as a percentage of total revenue decreased from 45.3% for the three months ended September 30, 2013, to 41.3% for the three months ended September 30, 2014. However, recurring variable revenue increased from $108.0 million for the three months ended September 30, 2013 to $111.4 million for the three months ended September 30, 2014. This was largely due to increased revenue within the Processing segment, partially offset by the previously mentioned change in customer contracts in the Information Valuation and Trading Services sub-division.

Non-recurring revenue as a percentage of total revenue increased from 3.9% for the three months ended September 30, 2013, to 5.1% for the three months ended September 30, 2014, and increased from $9.3 million for the three months ended September 30, 2013 to $13.7 million for the three months ended September 30, 2014. This was principally due to new business wins in our Solutions segment.

Operating expenses

Operating expenses increased by $14.9 million, or 11.7%, to $142.6 million for the three months ended September 30, 2014, from $127.7 million for the three months ended September 30, 2013. As a percentage of revenue, operating expenses decreased from 53.6% for the three months ended September 30, 2013 to 52.9% for the three months ended September 30, 2014.

Personnel costs as a percentage of total operating expenses decreased from 61.0% for the three months ended September 30, 2013 to 60.8% for the three months ended September 30, 2014. Personnel costs increased by $8.8 million, or 11.3%, to $86.7 million for the three months ended September 30, 2014. This increase was driven by several factors, including the addition of employees due to acquisitions, continued investment in products to facilitate future growth, increases in employee cash compensation levels, and the impact of unfavourable movements in foreign exchange rates.

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Exceptional items

Exceptional items for the three months ended September 30, 2014 were $9.4 million; consisting principally of $8.3 million of impairment charges and $1.1 million of legal advisory fees.

An $8.3 million impairment of other intangible assets was taken in regard to Credit Centre, within our Processing segment, following a recent decision to close the business. The legal advisory fees of $1.1 million for the three months ended September 30, 2014, related to ongoing antitrust investigations by the U.S. Department of Justice and the European Commission and the associated consolidated class action lawsuit relating to credit derivatives and related markets.

Exceptional items for the three months ended September 30, 2013 were $14.3 million and included $12.7 million relating to an impairment of BOAT in our Information segment and $1.6 million of legal advisory fees related to the ongoing antitrust investigations by the U.S. Department of Justice and the European Commission and the associated consolidated class action lawsuit relating to credit derivatives and related markets.

Acquisition related items

Acquisition related items were a credit of $16.0 million for the three months ended September 30, 2014, primarily due to the recognition of a $13.5 million credit to reduce the carrying value of the contingent consideration relating to the 2009 Securities Hub acquisition, which reflects a lower fair value associated with the future discounts provided post acquisition as part of the deal structure.

In addition, a credit of $4.3 million was recognised with regard to the thinkFolio acquisition, reflecting an adjustment to the estimated fair value of contingent consideration and related remuneration which will be paid in 2015. Such credits were partially offset by $1.8 million of legal and advisory fees incurred in relation to the CTI acquisition in July 2014.

Acquisition related items for the three months ended September 30, 2013 were $0.1 million.

Amortisation – acquisition related

Acquisition related amortisation increased by $2.4 million, or 19.0%, to $15.0 million for the three months ended September 30, 2014, as compared to the three months ended September 30, 2013, reflecting the acquisitions of CTI on July 1, 2014 and thinkFolio on January 13, 2014.

Depreciation and amortisation – other

Depreciation and amortisation – other increased by $3.2 million, or 14.6%, to $25.1 million for the three months ended September 30, 2014 as compared to the three months ended September 30, 2013. This increase reflects the continued investment in developing and enhancing products and services, including a $1.4 million increase in the amortisation of internally generated intangibles and a $1.0 million increase in the depreciation of computer equipment.

Share based compensation and related items

Share based compensation and related items decreased by $1.3 million, or 65.0%, to $0.7 million for the three months ended September 30, 2014, from $2.0 million for the three months ended September 30, 2013. The decrease reflects a $3.0 million credit for the reduction in the social security liability in respect of expected option exercises. This was partially offset by an increase in the underlying share based compensation charge reflecting an increase in the number of restricted shares granted in 2014 as well as the recognition, from the first quarter of 2014, of an expense associated with retention options granted in August 2013 which only commenced vesting after the completion of the initial public offering in June 2014.

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Other gains / (losses) – net

For the three months ended September 30, 2014, total net other gains were $2.4 million compared to total net other losses of $6.2 million for the three months ended September 30, 2013. The movement reflects, in part, net foreign exchange gains of $5.4 million recognised for the three months ended September 30, 2014, compared with net foreign exchange losses of $6.0 million recognised for the three months ended September 30, 2013, representing the non-cash impact of the retranslation of foreign exchange exposures on monetary balances.

A net loss on foreign exchange forward contracts of $3.0 million was recorded for the three months ended September 30, 2014, compared with a net loss of $0.2 million for the three months ended September 30, 2013.

Finance costs – net

Net finance costs decreased by $0.2 million, or 4.3%, to $4.5 million for the three months ended September 30, 2014, from $4.7 million for the three months ended September 30, 2013.

Interest on bank borrowings decreased $0.6 million to $1.2 million for the three month period ended September 30, 2014 compared to the three months ended September 30, 2013, reflecting lower rates on our credit facility, which was amended on March 21, 2014.

Income tax expense

Income tax expense was $11.6 million for the three months ended September 30, 2014, compared to $16.5 million for the three months ended September 30, 2013, a decrease of $4.9 million, or 29.7%. This reflects the impact of acquisition related deferred tax accounting adjustments associated with both current and out of period acquisition related items, partially offset by an out of period amendment to deferred tax related to internally developed intangible assets. The impact of the out of period adjustments was a $12.5 million reduction in our income tax expense. The deferred tax adjustments were identified as a result of a detailed tax balance sheet review undertaken by management, which had a primary focus on tax balances associated with acquisition accounting. Our effective tax rate was 12.8% for the three months ended September 30, 2014, compared to 33.7% for the three months ended September 30, 2013. The decrease in the effective tax rate principally reflects the impact of the aforementioned deferred tax adjustments.

Profit after income tax

Profit for the period was $79.2 million for the three months ended September 30, 2014, compared to $32.4 million for the three months ended September 30, 2013, an increase of $46.8 million, or 144.4%, which principally reflects the operating performance and tax items discussed above as well as the impact of exceptional charges in the three months ended September 30, 2013.

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA of $126.8 million for the three months ended September 30, 2014 increased by $16.1 million, or 14.5%, from $110.7 million for the three months ended September 30, 2013. This growth was across all three segments, and reflects operating performance as described above. See “Reconciliation to non-IFRS financial measures” for a reconciliation of Adjusted EBITDA to profit for the period from continuing operations.

Adjusted EBITDA margin increased to 47.3% for the three months ended September 30, 2014 compared to the Adjusted EBITDA margin of 46.4% for the three months ended September 30, 2013 due to positive contributions from our Processing and Information segments in the quarter, largely as a result of the revenue performance mentioned above.

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Adjusted Earnings

Adjusted Earnings for the three months ended September 30, 2014, increased $4.0 million, or 6.2%, to $68.7 million from $64.7 million for the three months ended September 30, 2013. This reflects the financial performance discussed above, including an additional $7.5 million tax expense related to an out of period deferred tax adjustment associated with internally developed intangible assets. See “Reconciliation to non-IFRS financial measures” for a reconciliation of Adjusted Earnings to profit for the period from continuing operations.

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Results of operations for the nine months ended September 30, 2014 and September 30, 2013

The following table summarises our results of operations for the nine months ended September 30, 2014 and September 30, 2013:

	For the nine months ended September 30,
($ in millions, except per share amounts, number of shares and percentages)	2014	2013
Revenue	793.7	704.1
Operating expenses	(429.9)	(379.7)
Exceptional items	(51.8)	(12.3)
Acquisition related items	11.0	(0.2)
Amortisation – acquisition related	(43.3)	(37.0)
Depreciation and amortisation – other	(71.9)	(62.4)
Share based compensation and related items	(6.8)	(5.9)
Other gains/(losses) – net	(3.0)	4.6
Operating profit	198.0	211.2
Finance costs – net	(12.8)	(15.0)
Profit before income tax	185.2	196.2
Income tax expense	(36.8)	(52.1)
Profit after income tax	148.4	144.1
Earnings per share, basic	0.84	0.79
Earnings per share, diluted	0.81	0.78
Weighted average number of shares used to compute earnings per share, basic	178,499,006	172,999,630
Weighted average number of shares used to compute earnings per share, diluted	183,630,386	175,835,360
Other financial data (1):
Adjusted EBITDA	363.5	312.9
Adjusted EBITDA margin	45.9%	46.0%
Adjusted Earnings	209.9	183.0
Adjusted earnings per share, diluted (2)	1.14	1.04

(1)	See “Reconciliation to non-IFRS Financial Measures” for definitions and descriptions of Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Earnings and for reconciliations of Adjusted EBITDA and Adjusted Earnings to profit for the period from continuing operations.

(2)	Adjusted earnings per share, diluted is defined as Adjusted Earnings divided by the weighted average number of shares used to compute earnings per share, diluted.

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Revenue

Revenue increased by $89.6 million, or 12.7%, to $793.7 million for the nine months ended September 30, 2014, from $704.1 million for the nine months ended September 30, 2013. On a constant currency basis, our revenue growth was 10.4%, or $73.7 million.

Organic revenue growth accounted for $53.1 million, or 7.5% of the 12.7% increase. This was driven by growth across all our segments, most notably within our Solutions segment due to new business wins.

Acquisitions contributed $20.6 million to revenue growth, or 2.9% of the 12.7% increase in revenue, in relation to the acquisitions in our Solutions segment of Markit Corporate Actions, thinkFolio and CTI, which were acquired in July 2013, January 2014, and July 2014 respectively.

We experienced a favourable movement in exchange rates period-over-period, which increased our revenue growth by $15.9 million, or 2.3% of the 12.7% increase in revenue. Our approximate revenue currency exposure for the nine months ended September 30, 2014, was 68.2% in US dollars, 27.0% in Pounds Sterling, and 4.8% in other currencies.

Recurring fixed revenue as a percentage of total revenue increased from 50.4% for the nine months ended September 30, 2013, to 52.1% for the nine months ended September 30, 2014, and increased from $354.9 million for the nine months ended September 30, 2013 to $413.5 million for the nine months ended September 30, 2014. This was due to new business wins in our Information and Solutions segments, as a result of a number of existing customers moving from variable contracts to fixed contracts in the Information Valuation and Trading Services sub-division, and as a result of the acquisition of thinkFolio.

Recurring variable revenue as a percentage of total revenue decreased from 45.7% for the nine months ended September 30, 2013, to 42.8% for the nine months ended September 30, 2014. Recurring variable revenue increased from $321.8 million for the nine months ended September 30, 2013 to $339.7 million for the nine months ended September 30, 2014, due to growth in the Processing segment, and due to growth in the Solutions segment driven by the acquisition of Markit Corporate Actions and increased assets under management in the strong loans market. This was partially offset by the move of several customers in our Information Valuation and Trading Services sub-division moving from variable-revenue to fixed-revenue contracts.

Non-recurring revenue as a percentage of total revenue increased from 3.9% for the nine months ended September 30, 2013, to 5.1% for the nine months ended September 30, 2014, and increased from $27.4 million for the nine months ended September 30, 2013 to $40.5 million for the nine months ended September 30, 2014. This was principally due to new business wins in our Solutions segment.

Operating expenses

Operating expenses increased by $50.2 million, or 13.2%, to $429.9 million for the nine months ended September 30, 2014, from $379.7 million for the nine months ended September 30, 2013. As a percentage of revenue, operating expenses remained broadly stable at 54.2% for the nine months ended September 30, 2014 compared to 53.9% for the nine months ended September 30, 2013.

Personnel costs comprised 61.0% and 61.7% of total operating expenses for the nine months ended September 30, 2013 and 2014, respectively. Personnel costs increased by $33.6 million, or 14.5%, to $265.1 million for the nine months ended September 30, 2014 as compared to the nine months ended September 30, 2013. This increase was driven by the addition of employees through acquisitions, continued investment in products to facilitate future growth, increases in employee cash compensation levels, and the impact of adverse movements in foreign exchange rates.

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In 2013 we revised our discretionary compensation structure, which increased our cash compensation award and lowered our equity award, both in terms of annual pay increases and discretionary cash compensation.

Exceptional items

Exceptional items for the nine months ended September 30, 2014 were an expense of $51.8 million, and principally related to $39.5 million of costs associated with our initial public offering in June 2014 and $8.3 million of impairment charges.

The costs linked to the initial public offering included the recognition of a liability for social security costs on future option exercises, initial public offering preparation and execution costs and accelerated share based compensation charges. The completion of the initial public offering in the second quarter of 2014 required the recognition of the provision for social security costs on future option exercises of $20.1 million. The initial public offering preparation and execution costs of $12.1 million consisted of legal and professional fees associated with the initial public offering. Accelerated share based compensation charges of $7.3 million included the acceleration of the accounting charge for options which vested upon the completion of the initial public offering as well as an accelerated charge related to options which only commenced vesting upon the completion of the initial public offering.

An $8.3 million impairment of other intangible assets was taken in regard to Credit Centre, in our Processing segment, following the decision to close the business.

We also incurred $4.0 million of legal advisory fees for the nine months ended September 30, 2014 that related to the ongoing antitrust investigations by the U.S. Department of Justice and the European Commission and the associated consolidated class action lawsuit relating to credit derivatives and related markets.

Exceptional items for the nine months ended September 30, 2013 were $12.3 million, and included $12.7 million relating to an impairment of BOAT in our Information segment and a $4.2 million profit on the sale of an investment. This was partially offset by $3.8 million of legal advisory fees related to the ongoing antitrust investigations by the U.S. Department of Justice and the European Commission and the associated consolidated class action lawsuit relating to credit derivatives and related markets.

Acquisition related items

Acquisition related items were a credit of $11.0 million for the nine months ended September 30, 2014, relating primarily to the recognition of a $13.5 million credit to reduce the carrying value of the contingent consideration related to the 2009 Securities Hub acquisition, which reflects a lower fair value associated with the future discounts provided post acquisition as part of the deal structure.

In addition, a credit of $0.7 million was recognised relating to the thinkFolio acquisition. This reflects a $1.4 million remuneration charge for consideration contingent on continued employment of key personnel within the business, offset by a $2.1 million credit in relation to the estimated fair value of contingent consideration payable. Such credits were partially offset by $3.2 million of legal and tax advisory costs related to the acquisitions of thinkFolio and CTI which were included in acquisition related costs for the nine months ended September 30, 2014.

Acquisition related items for the nine months ended September 30, 2013 were $0.2 million.

Amortisation – acquisition related

Acquisition related amortisation increased by $6.3 million, or 17.0%, to $43.3 million for the nine months ended September 30, 2014 as compared to the nine months ended September 30, 2013, reflecting the acquisition of thinkFolio on January 13, 2014 and CTI on July 1, 2014.

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Depreciation and amortisation – other

Depreciation and amortisation – other increased by $9.5 million, or 15.2%, to $71.9 million for the nine months ended September 30, 2014 as compared to the nine months ended September 30, 2013. This increase reflects the continued investment in developing and enhancing products and services, including a $5.5 million increase in the amortisation of internally generated intangibles, a $2.5 million increase in the depreciation of computer equipment and a $1.2 million increase in the amortisation of software licences.

Share based compensation and related items

Share based compensation and related items increased by $0.9 million, or 15.3%, to $6.8 million for the nine months ended September 30, 2014, from $5.9 million for the nine months ended September 30, 2013. This reflects an increase in the number of restricted shares granted as well as the recognition, from the first quarter of 2014, of an expense associated with retention options granted in August 2013 which only commenced vesting after the completion of our initial public offering. These increases were partially offset by a $3.0 million credit for the estimated reduction in the related social security liability in respect of expected option exercises.

Other gains / (losses) – net

For the nine months ended September 30, 2014, we had total net other losses of $3.0 million compared to total net other gains of $4.6 million for the nine months ended September 30, 2013. The movement reflects, in part, net foreign exchange gains of $3.5 million recognised for the nine months ended September 30, 2014, compared with net foreign exchange gains of $8.8 million recognised for the nine months ended September 30, 2013, representing the non-cash impact of the retranslation of foreign exchange exposures on monetary balances.

A net loss on foreign exchange forward contracts of $6.5 million was recorded for the nine months ended September 30, 2014, compared with a net loss of $4.2 million for the nine months ended September 30, 2013.

Finance costs – net

Net finance costs decreased by $2.2 million, or 14.7%, to $12.8 million for the nine months ended September 30, 2014, from $15.0 million for the nine months ended September 30, 2013. The movement principally reflects a $1.9 million reduction in the unwind of discounts following payments to reduce both the share buyback and contingent consideration liabilities.

Income tax expense

Income tax expense was $36.8 million for the nine months ended September 30, 2014, compared to $52.1 million for the nine months ended September 30, 2013, a decrease of $15.3 million, or 29.4%. Our effective tax rate was 19.9% for the nine months ended September 30, 2014, compared to 26.6% for the nine months ended September 30, 2013. This reflects the impact of acquisition related deferred tax accounting adjustments associated with both current and out of period acquisition related items, partially offset by an out of period amendment to deferred tax related to internally developed intangible assets. The impact of the out of period adjustments was a $9.2 million reduction in our income tax expense. The deferred tax adjustments were identified as a result of a detailed tax balance sheet review undertaken by management, which had a primary focus on tax balances associated with acquisition accounting.

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Profit after income tax

Profit for the period was $148.4 million for the nine months ended September 30, 2014, compared to $144.1 million for the nine months ended September 30, 2013, an increase of $4.3 million, or 3.0%, which principally reflects the operating performance and income tax items discussed above offset by current period exceptional charges.

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA of $363.5 million for the nine months ended September 30, 2014 increased by $50.6 million, or 16.2%, from $312.9 million for the nine months ended September 30, 2013 due to increases in Adjusted EBITDA across all of our segments. In addition the increase in Adjusted EBITDA also reflects a reduction in non-controlling interest of $11.5 million following the acquisition of the remaining interest in our subsidiary MarkitSERV, LLC in April 2013. See “Reconciliation to non-IFRS financial measures” for a reconciliation of Adjusted EBITDA to profit for the period from continuing operations.

Adjusted EBITDA margin remained stable at 45.9% for the nine months ended September 30, 2014 compared to 46.0% for the nine months ended September 30, 2013.

Adjusted Earnings

Adjusted Earnings for the nine months ended September 30, 2014, increased $26.9 million, or 14.7%, to $209.9 million from $183.0 million for the nine months ended September 30, 2013. This reflects the improved financial performance discussed above, partially offset by a $7.5 million tax expense related to an out of period deferred tax adjustment associated with internally developed intangible assets. See “Reconciliation to non-IFRS financial measures” for a reconciliation of Adjusted Earnings to profit for the period from continuing operations.

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Segmental analysis

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions, except percent)	2014	2013	2014	2013
Information	123.4	115.5	363.3	342.7
Processing	72.2	64.2	216.4	200.3
Solutions	74.1	58.7	214.0	161.1
Total revenue	269.7	238.4	793.7	704.1
Information	61.1	54.4	174.9	160.8
Processing	41.9	34.6	120.1	108.3
Solutions	24.1	21.7	68.8	55.3
Minority Interest	(0.3)	—	(0.3)	(11.5)
Total Adjusted EBITDA	126.8	110.7	363.5	312.9
Information	49.5%	47.1%	48.1%	46.9%
Processing	58.0%	53.9%	55.5%	54.1%
Solutions	32.5%	37.0%	32.1%	34.3%
Total Adjusted EBITDA margin(1)	47.3%	46.4%	45.9%	46.0%

(1)	Adjusted EBITDA margin is total Adjusted EBITDA divided by total revenue, excluding revenue attributable to non-controlling interests.

Segmental analysis for the three months ended September 30, 2014 and September 30, 2013

Information

Revenue in our Information segment increased by $7.9 million, or 6.8%, to $123.4 million for the three months ended September 30, 2014, compared to $115.5 million for the three months ended September 30, 2013. The revenue increase was largely driven by new business wins within the Pricing and Reference Data sub-division, and by the positive impact of foreign exchange movements across the segment. Organic revenue growth contributed 4.8% of the 6.8% increase in revenue. Favourable movements in exchange rates period-over-period contributed 2.0% of the 6.8% increase in revenue.

Adjusted EBITDA in our Information segment increased by $6.7 million, or 12.3%, to $61.1 million for the three months ended September 30, 2014, compared to $54.4 million for the three months ended September 30, 2013. This increase was largely attributable to the revenue growth described above. Adjusted EBITDA margin was 49.5% for the three months ended September 30, 2014, compared to 47.1% for the three months ended September 30, 2013.

Processing

Revenue in our Processing segment increased by $8.0 million, or 12.5%, to $72.2 million for the three months ended September 30, 2014, from $64.2 million for the three months ended September 30, 2013. This reflects increased revenue in our loans processing and derivatives processing products, and the impact of favourable foreign exchange movements. Organic revenue growth contributed 9.4% of the 12.5% increase in revenue. Favourable movements in exchange rates period-over-period contributed 3.1% of the 12.5% increase in revenue.

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Adjusted EBITDA in our Processing segment increased by $7.3 million, or 21.1%, to $41.9 million for the three months ended September 30, 2014, compared to $34.6 million for the three months ended September 30, 2013. This increase was largely attributable to the revenue growth described above, and cost reductions in our derivatives processing product. Our Adjusted EBITDA margin increased to 58.0% for the three months ended September 30, 2014, from 53.9% for the three months ended September 30, 2013.

Solutions

Revenue in our Solutions segment increased by $15.4 million, or 26.2%, to $74.1 million for the three months ended September 30, 2014, from $58.7 million for the three months ended September 30, 2013. Revenue growth was driven by new business wins across both the Enterprise Software and Managed Services sub-divisions, in addition to the acquisitions of thinkFolio and CTI. Constant currency revenue growth comprised 25.2% of the 26.2% increase in revenue. Organic revenue growth contributed 13.1% of the 26.2% increase in revenue.

Acquisitions contributed 12.1% of the 26.2% increase in revenue, as a result of the acquisitions of Markit Corporate Actions, thinkFolio and CTI in July 2013, January 2014 and July 2014 respectively. Note that whilst Markit Corporate Actions is still treated as acquisition related revenue under our definition, for the three months ended September 30, 2014 there was a full comparative period in 2013. Favourable movements in exchange rates period-over-period contributed 1.0% of the 26.2% increase in revenue.

Adjusted EBITDA in our Solutions segment increased by $2.4 million, or 11.1%, to $24.1 million for the three months ended September 30, 2014, from $21.7 million for the three months ended September 30, 2013. This increase was a result of the revenue growth described above, offset by investment in new product offerings in the Managed Services sub-division. Adjusted EBITDA margin decreased to 32.5% for the three months ended September 30, 2014, from 37.0% for the three months ended September 30, 2013.

Segmental analysis for the nine months ended September 30, 2014 and September 30, 2013

Information

Revenue in our Information segment increased by $20.6 million, or 6.0%, to $363.3 million for the nine months ended September 30, 2014, compared to $342.7 million for the nine months ended September 30, 2013. The revenue increase was largely driven by new business wins within the Pricing and Reference Data sub-division, and the positive impact of foreign exchange movements across the segment. Organic revenue growth contributed 3.8% of the 6.0% increase in revenue. Favourable movements in exchange rates period-over-period contributed 2.2% of the 6.0% increase in revenue.

Adjusted EBITDA in our Information segment increased by $14.1 million, or 8.8%, to $174.9 million for the nine months ended September 30, 2014, compared to $160.8 million for the nine months ended September 30 2013. This increase was largely attributable to revenue growth. Adjusted EBITDA margin increased to 48.1% for the nine months ended September 30, 2014, from 46.9% for the nine months ended September 30, 2013.

Processing

Revenue in our Processing segment increased by $16.1 million, or 8.0%, to $216.4 million for the nine months ended September 30, 2014, from $200.3 million for the nine months ended September 30, 2013. This reflects higher activity levels in our loans processing and derivatives processing product, as well as favourable foreign exchange movements during the period. Organic revenue growth contributed 4.8% of the 8.0% increase in revenue. Favourable movements in exchange rates period-over-period contributed 3.2% of the 8.0% increase in revenue.

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Adjusted EBITDA in our Processing segment increased by $11.8 million, or 10.9%, to $120.1 million for the nine months ended September 30, 2014, from $108.3 million for the nine months ended September 30, 2013. This increase was largely attributable to revenue growth. Our Adjusted EBITDA margin increased to 55.5% for the nine months ended September 30, 2014, compared to 54.1% for the nine months ended September 30, 2013, driven by revenue growth across the segment and cost savings in our derivatives processing product.

Solutions

Revenue in our Solutions segment increased by $52.9 million, or 32.8%, to $214.0 million for the nine months ended September 30, 2014, from $161.1 million for the nine months ended September 30, 2013. Revenue growth was driven by new business wins across both the Enterprise Software and Managed Services sub-divisions, and increased revenue linked to assets under management in the loan market, in addition to the acquisitions of Markit Corporate Actions, thinkFolio and CTI. Constant currency revenue growth comprised 31.7% of the 32.8% increase in revenue. Organic revenue growth contributed 18.9% of the 32.8% increase in revenue.

Acquisitions contributed 12.8% of the 32.8% increase in revenue, as a result of the acquisitions of Markit Corporate Actions, thinkFolio and CTI in July 2013, January 2014 and July 2014 respectively. Favourable movements in exchange rates period-over-period contributed 1.1% of the 32.8% increase in revenue.

Adjusted EBITDA in our Solutions segment increased by $13.5 million, or 24.4%, to $68.8 million for the nine months ended September 30, 2014, from $55.3 million for the nine months ended September 30, 2013. This increase was driven by the revenue growth described above, offset by increased investment in new product offerings in the Managed Services sub-division. Adjusted EBITDA margin decreased to 32.1% for the nine months ended September 30, 2014, from 34.3% for the nine months ended September 30, 2013.

Liquidity and capital resources

At September 30, 2014, we had $853.1 million of total liquidity, comprising $81.1 million in cash and cash equivalents and $772.0 million of available borrowings under our multi-currency revolving credit facility. In addition, we have historically generated strong cash flows from operations.

As of September 30, 2014, cash and cash equivalents of $34.5 million and $44.1 million were held in the United Kingdom and United States, respectively. All material cash and cash equivalents are available for use in the United Kingdom if required and without ramification. All cash and cash equivalents are held with three independent financial institutions with a minimum credit rating of A as defined by the three main credit rating agencies. As of September 30, 2014, all cash and cash equivalents were held in accounts with banks such that the funds are immediately available or in fixed term deposits with a maximum maturity of three months.

In March 2014, we amended and restated our existing credit agreement to provide a $1,050.0 million unsecured multi-currency revolving credit facility with accordion capacity to $1,450.0 million. The amended and restated facility is for a term of five years, ending on March 21, 2019, and carries interest on drawn amounts of between 0.75% and 1.75% over LIBOR, or, for amounts drawn in euro, over EURIBOR, and a commitment fee of 35% of the margin on the undrawn balance.

In August 2012, we repurchased 2,193,948 shares (before giving effect to our 10-to-1 share split in connection with our corporate reorganisation) for consideration of $495.1 million, payable in quarterly instalments through May 2017. Amounts outstanding under this arrangement carry no coupon but bear an accounting charge for the unwinding of discounts. For accounting purposes, the present value of this liability at September 30, 2014 was $235.1 million.

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At September 30, 2014, we had total debt, excluding capital leases and certain other obligations, of $509.4 million which principally included $278.0 million drawn under our long-term multi-currency revolving credit facility and $235.1 million related to our share repurchase in August 2012.

Cash flows

The following table summarises our operating, investing and financing activities for the nine months ended September 30, 2014 and 2013:

	For the nine months ended September 30,
($ in millions)	2014	2013
Net cash provided by / (used) in:
Operating activities	238.6	237.7
Investing activities	(216.5)	(135.1)
Financing activities	(15.1)	(176.2)
Net increase / (decrease) in cash and cash equivalents	7.0	(73.6)

Net cash generated by operating activities

Net cash generated by operating activities increased by $0.9 million, to $238.6 million for the nine months ended September 30, 2014, from $237.7 million for the nine months ended September 30, 2013.

Cash generated for the nine months ended September 30, 2014 reflected cash generated from operations during the period, offset by working capital movements, income taxes paid and by the cash impact of exceptional items.

Net cash used in investing activities

Cash flows used in investing activities increased by $81.4 million to an outflow of $216.5 million for the nine months ended September 30, 2014, from an outflow of $135.1 million for the nine months ended September 30, 2013.

Cash flows used in investing activities for the nine months ended September 30, 2014 principally related to $127.2 million used for the acquisitions of thinkFolio and CTI. We spent a further $88.0 million on capital expenditure, principally relating to internal development costs.

Cash flows used in investing activities for the nine months ended September 30, 2013 primarily related to the payment of $46.0 million of contingent consideration in relation to historic acquisitions and capital expenditures of $94.7 million. This was partially offset by the proceeds from the sale of an investment.

The $6.7 million reduction in capital expenditures from the nine months ended September 30, 2013 to the nine months ended September 30, 2014 related to leasehold improvements and furniture, fittings, and equipment as we invested in new office space in London and Dallas in the nine month period ended September 30, 2013.

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Net cash used in financing activities

Net cash used in financing activities decreased to an outflow of $15.1 million for the nine months ended September 30, 2014, from an outflow of $176.2 million for the nine months ended September 30, 2013.

Net cash used in financing activities for the nine months ended September 30, 2014 principally reflected $100.0 million of proceeds from bank borrowings used to finance investing activities and proceeds of $56.8 million in connection with the issuance of share capital in respect of share option exercises, offset by $90.0 million of repayments of bank borrowings and $77.8 million related to transactions with shareholders.

Net cash used in financing activities for the nine months ended September 30, 2013 reflected $255.8 million related to transactions with shareholders and $145.0 million of borrowing repayments, partially offset by $177.0 million of proceeds from bank borrowings used to finance investing activities and $47.6 million of proceeds from the issuance of ordinary shares. The proceeds from issuance of shares predominantly reflect the exercise price associated with options exercised by employees in connection with the investment by Temasek Holdings (Private) Limited.

Reconciliation to non-IFRS financial measures

Adjusted EBITDA and Adjusted EBITDA margin

In considering the financial performance of the business, management and our chief operating decision maker analyse the primary financial performance measure of Adjusted EBITDA in our business segments and at a company level.

Adjusted EBITDA is defined as profit for the period from continuing operations before income taxes, net finance costs, depreciation and amortisation on fixed assets and intangible assets (including acquisition related intangible assets), acquisition related items, exceptional items, share based compensation and related items, and net other gains or losses and excluding Adjusted EBITDA attributable to non-controlling interests. Adjusted EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure to Adjusted EBITDA is our profit for the period from continuing operations.

Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenue, excluding revenue attributable to non-controlling interests.

We believe Adjusted EBITDA is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain items which have less bearing on our core operating performance. We believe that utilising Adjusted EBITDA allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies. We further adjust our profit for the following non-cash items: depreciation, amortisation of intangible fixed assets, share based compensation and related items, and other gains and losses associated with foreign exchange variations.

We have historically incurred significant acquisition-related expenses acquiring businesses. These acquisition-related expenses include acquisition costs, fair-value adjustments to contingent consideration and amortisation of intangible fixed assets. Adjusted EBITDA is important in illustrating what our core operating results would have been without the impact of non-operational acquisition related expenses.

We also adjust for exceptional items which are determined to be those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence, which include non-cash items and items settled in cash. In determining whether an event or transaction is exceptional, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. This is consistent with the way that financial performance is measured by management and reported to our board and assists in providing a meaningful analysis of our operating performance.

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Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA has limitations as an analytical tool. It is not a presentation made in accordance with IFRS, nor is it a measure of financial condition or liquidity and it should not be considered as an alternative to profit or loss for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. Adjusted EBITDA is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this performance measure in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS.

The following table reconciles our profit for the period from continuing operations to our Adjusted EBITDA for the periods presented:

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2014	2013	2014	2013
Profit for the period	79.2	32.4	148.4	144.1
Income tax expense	11.6	16.5	36.8	52.1
Finance costs – net	4.5	4.7	12.8	15.0
Depreciation and amortisation – other	25.1	21.9	71.9	62.4
Amortisation – acquisition related	15.0	12.6	43.3	37.0
Acquisition related items	(16.0)	0.1	(11.0)	0.2
Exceptional items	9.4	14.3	51.8	12.3
Share based compensation and related items	0.7	2.0	6.8	5.9
Other (gains) / losses – net	(2.4)	6.2	3.0	(4.6)
Adjusted EBITDA attributable to non-controlling interests	(0.3)	–	(0.3)	(11.5)
Adjusted EBITDA	126.8	110.7	363.5	312.9

Adjusted Earnings

In considering the financial performance of the business, management and our chief operating decision maker analyse the performance measure of Adjusted Earnings. Adjusted Earnings is defined as profit for the period from continuing operations before amortisation of acquired intangibles, acquisition related items, exceptional items, share based compensation and related items, net other gains or losses and unwind of discount, less the tax effect of these adjustments and excluding Adjusted Earnings attributable to non-controlling interests. The most directly comparable IFRS measure to Adjusted Earnings is our profit for the period from continuing operations.

We believe Adjusted Earnings, is useful to investors and is used by our management for measuring profitability because it represents a group measure of performance which excludes the impact of certain non-cash charges and other charges not associated with the underlying operating performance of the business, while including the effect of items that we believe affect shareholder value and in-year return, such as income tax expense and net finance costs.

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Management uses Adjusted Earnings to (i) provide senior management a monthly report of our operating results that is prepared on an adjusted earnings basis; (ii) prepare strategic plans and annual budgets on an adjusted earnings basis; and (iii) review senior management’s annual compensation, in part, using adjusted performance measures.

Adjusted Earnings is defined to exclude items which have less bearing on our core operating performance or are unusual in nature or infrequent in occurrence and therefore are inherently difficult to budget for or control. Adjusted Earnings measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted Earnings-related performance measure when reporting their results.

In addition we use Adjusted Earnings for the purposes of calculating diluted Adjusted earnings per share. Management uses diluted Adjusted earnings per share to assess total company performance on a consistent basis at a per share level.

Adjusted Earnings has limitations as an analytical tool. Adjusted Earnings is not a presentation made in accordance with IFRS, nor is it a measure of financial condition or liquidity and it should not be considered as an alternative to profit or loss for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. Adjusted Earnings is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this performance measure in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS.

The following table reconciles our profit for the period from continuing operations to our Adjusted Earnings for the periods presented:

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2014	2013	2014	2013
Profit for the period	79.2	32.4	148.4	144.1
Amortisation – acquisition related	15.0	12.6	43.3	37.0
Acquisition related items	(16.0)	0.1	(11.0)	0.2
Exceptional items	9.4	14.3	51.8	12.3
Share based compensation and related items	0.7	2.0	6.8	5.9
Other (gains) / losses – net	(2.4)	6.2	3.0	(4.6)
Unwind of discount (1)	2.9	3.0	7.8	9.8
Tax effect of above adjustments	(20.4)	(5.9)	(40.5)	(12.0)
Adjusted Earnings attributable to non-controlling interests	0.3	–	0.3	(9.7)
Adjusted Earnings	68.7	64.7	209.9	183.0

(1)	Unwind of discount represents the non-cash unwinding of discount, recorded through finance costs – net in the income statement, primarily in relation to our share buyback liability.

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Contractual obligations and contingencies

Contractual obligations

There have been no material changes to our contractual obligations outside the ordinary course of our business from those reported in “Management’s discussion and analysis of financial condition and results of operations – Contractual obligations and contingencies – Contractual obligations” our Final Prospectus, except as follows:

Total other indebtedness decreased to $245.3 million as of September 30, 2014, from $322.5 million as of December 31, 2013, following repayments of $77.2 million.

Off-balance sheet arrangements

We have no significant off-balance sheet arrangements.

Quantitative and qualitative disclosures about market risk

During the period ended June 30, 2014, there were no significant changes to our quantitative and qualitative disclosures about market risk. Please refer to “Management’s discussion and analysis of financial condition and results of operations – Quantitative and qualitative disclosure about market risk” included in our Final Prospectus for a more complete discussion on the market risks we encounter.

Critical accounting policies and estimates

There have been no material changes to the critical accounting policies and estimates described in our audited consolidated financial statements and unaudited condensed consolidated interim financial statements included in our Final Prospectus.

JOBS Act exemptions

On April 5, 2012, the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we are electing to take advantage of the following exemptions:

–	not providing an auditor attestation report on our system of internal controls over financial reporting;

–	not providing all of the compensation disclosure that may be required of non-emerging growth public companies under the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act;

–	not disclosing certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation; and

–	not complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable. These exemptions

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will apply for a period of five years following the completion of our initial public offering or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than $1.0 billion in annual gross revenue, have more than $700 million in market value of our common shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.

Common shares outstanding as of September 30, 2014

As of September 30, 2014, 181,664,688 common shares were issued and outstanding, including 1,328,620 unvested restricted common shares issued and outstanding under our employee benefit plans but excluding 25,219,470 common shares held by the Markit Group Holdings Limited Employee Benefit Trust (the “EBT”).

The EBT is a discretionary trust established by a deed dated January 27, 2010 between Markit Group Holdings Limited and Ogier Employee Benefit Trustee Limited, as trustee of the EBT, through which shares may be delivered to Markit’s existing and former employees in satisfaction of their rights under any share incentive arrangements established by Markit. The trustee is an independent provider of fiduciary services, based in Jersey, Channel Islands. The EBT will terminate on January 27, 2090, unless terminated earlier by the trustee.

No current or former employee has the right to receive any benefit from the EBT unless and until the trustee exercises its discretion to confer a benefit. Subject to the exercise of the trustee’s discretion, shares held by the EBT may be delivered to such employees in satisfaction of their rights under any share incentive arrangements established by Markit. Markit may make non-binding recommendations to the trustee regarding the EBT.

Unless we direct otherwise, the trustee of the EBT may not vote any of the common shares held by the EBT and is also generally obliged to forgo dividends.

Markit has historically funded the EBT’s acquisition of common shares through interest-free loans that are repayable on demand, but without recourse to any assets other than those held by the trustee in its capacity as trustee of the EBT.

Cautionary statement regarding forward-looking statements

This management’s discussion and analysis contains statements that constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Many of the forward-looking statements contained in this discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others, or the negative of these words.

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in our Final Prospectus. These risks and uncertainties include factors relating to:

–	our operation in highly competitive markets;

–	our inability to develop successful new products and services;

–	any design defects, errors, failures or delays associated with our products or services;

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–	declining activity levels in the securities or derivatives markets, weak or declining financial performance of financial market participants or the failure of market participants;

–	our generation of a significant percentage of our total revenue from financial institutions that are also our shareholders;

–	our dependence on third parties for data and information services;

–	consolidation in our end customer market;

–	the impact of cost-cutting pressures across the financial services industry;

–	our customers becoming more self-sufficient in terms of their needs for our products and services;

–	ongoing antitrust investigations and litigation arising from our activities relating to credit default swaps;

–	long selling cycles to secure new contracts that require us to commit significant resources before we receive revenue;

–	our reliance on network systems and the Internet; and

–	other risk factors discussed under “Risk Factors” included in our Final Prospectus.

Moreover, new risks emerge from time to time as we operate in a very competitive and rapidly changing environment. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

You should read this discussion and analysis completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements by these cautionary statements. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

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